Exhibit 11

American Healthways, Inc.
Earnings Per Share Reconciliation
November 30, 2004
(Unaudited)
(In thousands, except earnings per share data)

        The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended November 30,
	2004	2003
Numerator:
Net income - numerator for basic earnings per share	$7,762	$3,956
Effect of dilutive securities	--	--

Numerator for diluted earnings per share	$7,762	$3,956

Denominator:
Shares used for basic earnings per share	32,922	31,790
Effect of dilutive stock options outstanding	2,367	2,428

Shares used for diluted earnings per share	35,289	34,218

Earnings per share:
Basic	$ 0.24	$ 0.12

Diluted	$ 0.22	$ 0.12